The Mineral Corporation

Certificate of Qualified Person

As author of the report entitled “Competent Person’s Update of the Mineral Resources at Wesizwe Platinum Limited’s Pilanesberg Project, Report No C-WES-EXP-242/441, dated February 2008  (the “Report”), I hereby state:-

1.
My name is David Robert Young and I am a geologist and director of The Mineral Corporation of Block B, 65 Homestead Ave, Bryanston, Gauteng, South Africa. My residential address is 32 Blende Ave, Roodekrans, Roodepoort, Gauteng, 1724, South Africa.

2.	I am a practising geologist registered with the South African Council for Natural Scientific Professions (Pr.Sci.Nat), registration No 989/83.

3.	I am a graduate of the University of London and hold a Bachelor of Science with Honours degree in geology (1974) from this institute.

4.	I have practiced geology continuously since 1974.

5.	I am a “qualified person” as that term is defined in National Instrument 43-101 (Standards of Disclosure for Mineral Projects) (the “Instrument”).

6.
I have personally visited the Wesizwe Pilansberg Project on numerous occasions since 2004. I have performed consulting services during, and reviewed borehole core and analytical results thereof, between April 2005 and February 2008.

7.	I am responsible for all sections of the Report.

8.
As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9.	I am independent of Wesizwe Platinum Limited, pursuant to section 1.4 of the Instrument.

10.
I do not have nor do I expect to receive a direct or indirect interest in Platinum Group Metals (Pty) Limited, Wesizwe Platinum or Anglo Platinum Limited, and I do not beneficially own, directly or indirectly, any securities of Platinum Group Metals (Pty) Limited, Wesizwe Platinum or Anglo Platinum or any associate or affiliate of such companies.

Dated at Johannesburg, South Africa, on 12 May 2008.

"signed"

David Robert Young Qualified Person	BSc (Hons) FGSSA, FAusIMM, MSAIMM, Pr.Sci.Nat.